ENERGY TRANSFER PARTNERS, L.P.
2838 Woodside Street
Dallas, Texas 75204

January 14, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Stop 03-08
Washington, DC 20549

Re:	Form S-3 filed November 24, 2004, File No. 333-120770 Form 10-K, for the year ended August 31, 2004 Filed November 15, 2004 Amendment No. 1 to Form S-3 filed January 6, 2005, File No. 333-120770

Ladies and Gentlemen:

            We have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form S-3 (the “S-3”).

            Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 10, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 2 unless otherwise indicated. References to “we,” “us” and “our” herein refer to Energy Transfer Partners, L.P.

AMENDMENT NO. 1 TO FORM S-3 FILED JANUARY 6, 2005

1.	The interim financial statements in Form S-3 should be updated to November 30, 2004, to comply with Rule 3-12(g)(1)(i)(B) of Regulation S-X at the effective date.

Response: In response to the Staff’s comment, we have revised the S-3 to incorporate by reference our quarterly report on Form 10-Q for the quarter ended November 30, 2004. Please see page 54.

United States Securities and Exchange Commission
Division of Corporate Finance
January 14, 2005

2.	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. This information was requested in our previous letter.

Response: We acknowledge the following:

•	Energy Transfer Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	Energy Transfer Partners, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions or comments regarding legal matters, please contact Robert Burk at (918) 492-7272 or Thomas Mason of Vinson & Elkins L.L.P. at (713) 758-4539. If you have questions or comments regarding accounting matters, please contact the undersigned at (918) 492-7272.

Sincerely,
/s/ H. MICHAEL KRIMBILL
H. Michael Krimbill